NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

May 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tom Jones

Re:	NeuroMetrix, Inc.
Registration Statement on Form S-1
File No. 333-188133
Withdrawal of Request for Acceleration

Ladies and Gentlemen:

NeuroMetrix, Inc., a Delaware corporation (the “Company”), hereby formally requests that the Company’s previous acceleration request dated May 19, 2015 be withdrawn. Please call Megan Gates, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000 with any comments or questions regarding this matter.

Very truly yours,

NeuroMetrix, Inc.

By:	/s/ Thomas T. Higgins
	Name:	Thomas T. Higgins
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	Securities and Exchange Commission

Russell Mancuso

NeuroMetrix, Inc.

Shai N. Gozani, M.D., Ph.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates